Exhibit 99.1

Borr Drilling Limited Announces First Quarter 2026 Results

Hamilton, Bermuda, May 20, 2026: Borr Drilling Limited (NYSE: BORR) (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three months ended March 31, 2026.

Highlights

•	First Quarter total operating revenues of $247.0 million, a decrease of $12.4 million or 5% compared to the fourth quarter of 2025
•	First Quarter net loss of $29.0 million compared to net loss of $1.0 million in the fourth quarter of 2025
•	First Quarter Adjusted EBITDA of $88.5 million, a decrease of $16.7 million or 16% compared to the fourth quarter of 2025
•	Completed the acquisition of five premium jack-up rigs from Noble Corporation in January 2026 for a total purchase price of $360 million
•	Entered into agreements to acquire five premium jack-up rigs via new 50/50 joint venture for a total purchase price of $287 million
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Subsequent to quarter-end, completed an offering of $300 million aggregate principal amount of senior unsecured convertible notes due 2033, with proceeds primarily used to repurchase existing convertible bonds due 2028

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Year-to-date 2026, the Company has been awarded 13 contract commitments, representing more than 2,250 days and $274 million of Dayrate Equivalent Backlog. In addition, the Company recognized contract commitments of a further 772 days upon completing its acquisition from Noble Corporation.

Chief Executive Officer Bruno Morand commented:

"Our operational performance in the first quarter of 2026 resulted in technical utilization of 99.4% and economic utilization of 97.0%. Revenue for the period was $247.0 million, while first-quarter Adjusted EBITDA was $88.5 million, primarily impacted by the late contract start-up of the Odin, in addition to a credit loss provision of $8.4 million.

In the quarter, the Odin completed its mobilization from Mexico to the U.S. Gulf where operations were expected to start in February. However, start-up was delayed by additional contract preparation work and regulatory approvals. Looking ahead, we expect second quarter results to continue to be affected by the delayed start-up of the Odin, now anticipated to commence late June, as well as rigs transitioning between contracts.

Our contracting strategy continues to focus on covering near-term uncontracted days, balancing dayrates with contract tenor. Since our last earnings report, we have secured eight contract commitments, representing over 1,100 days of additional firm work. Our full-year 2026 contract coverage increased to 71% at an average dayrate of approximately $137,000 and coverage in the second half of the year now stands at 65%, as compared to 48% in our prior earnings report.

In the first quarter, we entered into an agreement for the acquisition of five premium jack-up rigs through a new joint venture in Mexico with an attractive valuation and financing structure. Upon closing, our fleet will in effect expand to 34 modern rigs. In April, we strengthened our capital structure through a $300 million convertible note offering, used to largely repurchase our existing 2028 convertible bonds. This transaction extended our maturity profile, lowered our financing cost, and increased the conversion price.

While the Middle East conflict has created near-term uncertainty, key tenders in the region continue to progress, with some modest delays. More broadly, in our view, recent events have strengthened the longer-term outlook for the sector providing for a higher oil price and a renewed focus on energy security. Shallow-water basins continue to represent an attractive resource, offering low-cost, short-cycle barrels that enable our customers to respond rapidly to the market backdrop. Due to the planning and budgeting processes of our customers, we expect that improved activity and dayrates will lag the oil price development by 6 to 12 months, as evidenced after the military invasion of Ukraine, when dayrates strongly increased. Therefore, we are increasingly confident about the Company’s prospects for 2027 and 2028 as we expect the disruptions from the conflict in the Middle East to be both substantial and long lasting. With this backdrop, Borr Drilling’s expanded fleet is well placed to support our customers’ demand and deliver long-term shareholder value as the cycle develops.”

Conference Call

A conference call and webcast are scheduled for 09:00 New York time (15:00 CEST) on Thursday, May 21, 2026.

In order to listen to the live presentation, participants may do one of the following:

a)    Webcast
To access the webcast, please go to the following link:
https://edge.media-server.com/mmc/p/inc8qdus

b)    Conference Call
Please use the below link to register for the conference call: https://register-conf.media-server.com/register/BIce9fcdcdcdf44d4d947622b4da3afbd6

Participants will then receive dial-in details on screen and via email and may choose to dial in with their unique pin or select “Call me” and provide telephone details for the system to link them automatically.

Participants are encouraged to dial in 10 minutes before the start of the call.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208